UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

November 6, 2023

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Novo Nordisk A/S purchases B shares worth DKK 4,886 million from Novo Holdings A/S under the 2023 share repurchase programme

Bagsværd, Denmark, 06 November 2023 – Today, Novo Nordisk A/S has entered into an agreement to purchase 7,012,500 B shares of DKK 0.10 at a value of DKK 4,886 million from Novo Holdings A/S. The transaction is part of Novo Nordisk A/S’ 2023 share repurchase programme of up to a total of DKK 30 billion to be executed during a 12-month period beginning 1 February 2023. The transaction price is DKK 696.76 per share and has been calculated as the three-day volume weighted average market price from 2 November 2023 to 6 November 2023 in the open window following the announcement of Novo Nordisk A/S’ quarterly financial results.

Prior to the sale of B shares, Novo Holdings A/S’ ownership of Novo Nordisk A/S was 28.2% of the share capital and 77.2% of the votes. Following the transaction, Novo Holdings A/S owns 1,074,872,000 A shares of DKK 0.10 and 190,183,000 B shares of DKK 0.10, corresponding to 28.1% of the capital and 77.1% of the votes in Novo Nordisk A/S.

The transaction is in line with the announcement on 1 February 2023 that Novo Holdings A/S intends to maintain its ownership of Novo Nordisk A/S’ share capital around 28%.

In addition, transactions related to Novo Nordisk’s incentive programmes have resulted in a net transfer from Novo Nordisk of 26,194 B shares in the period from 3 November 2023 to 6 November 2023.

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 71 / 2023

With the transactions stated above, Novo Nordisk A/S owns a total of 48,138,106 B shares of DKK 0.10, corresponding to 1.1% of the share capital, as treasury shares. The total number of A and B shares in the company is 4,510,000,000 of DKK 0.10 including treasury shares.

About Novo Holdings A/S

Novo Holdings is a holding and investment company that is responsible for managing the assets and the wealth of the Novo Nordisk Foundation. The purpose of Novo Holdings is to improve people’s health and the sustainability of society and the planet by generating attractive long-term returns on the assets of the Novo Nordisk Foundation.

Wholly owned by the Novo Nordisk Foundation, Novo Holdings is the controlling shareholder of Novo Nordisk A/S and Novozymes A/S and manages an investment portfolio with a long-term return perspective. In addition to managing a broad portfolio of equities, bonds, real estate, infrastructure and private equity assets, Novo Holdings is a world- leading life sciences investor. Through its Seeds, Venture, Growth, and Principal Investments teams, Novo Holdings invests in life science companies at all stages of development.

As of year-end 2022, Novo Holdings had total assets of EUR 108 billion. www.novoholdings.dk

About Novo Nordisk A/S

Novo Nordisk is a leading global healthcare company, founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat serious chronic diseases, built upon our heritage in diabetes. We do so by pioneering scientific breakthroughs, expanding access to our medicines, and working to prevent and ultimately cure disease. Novo Nordisk employs about 61,400 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Instagram, X, LinkedIn and YouTube.

Contacts for further information

Media:
Ambre James-Brown +45 3079 9289 abmo@novonordisk.com	Elizabeth DeLuca (US) +1 609 580 9868 edel@novonordisk.com

Investors:
Daniel Muusmann Bohsen +45 3075 2175 dabo@novonordisk.com	Jacob Martin Wiborg Rode +45 3075 5956 jrde@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 71 / 2023

David Heiberg Landsted +45 3077 6915 dhel@novonordisk.com	Mark Joseph Root (US) +1 848 213 3219 mjhr@novonordisk.com

Sina Meyer +45 3079 6656 azey@novonordisk.com	Frederik Taylor Pitter +45 3075 8259 fptr@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 71 / 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: November 6, 2023	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer